                             UNITED STATES             -------------------------
                  SECURITIES AND EXCHANGE COMMISSION           OMB APPROVAL
                         WASHINGTON, D.C. 20549        -------------------------
                                                       OMB Number      3235-0145

                              SCHEDULE 13G             Expires:        31-Aug 91
                                                       Estimated Average burden
                                                       hours per response
                                                       -------------------------

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*



                        Diamond Multimedia Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                 252714 10 0
                     ------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






SEC 1745 (10-88)

---------------------                                                  ------
CUSIP NO. 252714 10 0                13G                               PAGE 2
---------------------                                                  ------

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  1   NAME OF REPORTING PERSON       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Advent VII L.P.                                                       04-3181563
      Advent Industrial II L.P.                                             51-0314268
      Advent New York L.P.                                                  04-3095408
      Advent Atlantic and Pacific II L.P.                                   04-3123521
      TA Venture Investors L.P.                                             04-3068354
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                             (a)  [X]
                                                                                             (b)  [ ]
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  3   SEC USE ONLY

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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Advent VII L.P.                                                       Delaware
      Advent Industrial II L.P.                                             Delaware
      Advent New York L.P.                                                  Delaware
      Advent Atlantic and Pacific II L.P.                                   Delaware
      TA Venture Investors L.P.                                             Massachusetts
--------------------------------------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           Advent VII L.P.                                    810,920
                           Advent Industrial II L.P.                          153,633
     NUMBER OF             Advent New York L.P.                                81,091
                           Advent Atlantic and Pacific II L.P.                426,120
      SHARES               TA Venture Investors L.P.                           16,328
                     ------------------------------------------------------------------------------------------
   BENEFICIALLY      6     SHARED VOTING POWER

      OWNED BY             N/A
                     ------------------------------------------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER

      REPORTING            Advent VII L.P.                                    810,920
                           Advent Industrial II L.P.                          153,633
       PERSON              Advent New York L.P.                                81,091
                           Advent Atlantic and Pacific II L.P.                426,120
        WITH               TA Venture Investors L.P.                           16,328
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           N/A
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Advent VII L.P.                                                         810,920
      Advent Industrial II L.P.                                               153,633
      Advent New York L.P.                                                     81,091
      Advent Atlantic and Pacific II L.P.                                     426,120
      TA Venture Investors L.P.                                                16,328
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      Advent VII L.P.                                                            2.35
      Advent Industrial II L.P.                                                   .45
      Advent New York L.P.                                                        .24
      Advent Atlantic and Pacific II L.P.                                        1.24
      TA Venture Investors L.P.                                                   .05
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 12   TYPE OF REPORTING PERSON

      Each entity is a Limited Partnership
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                   Page 3

ITEM 1(a)    NAME OF ISSUER: Diamond Multimedia Systems, Inc.

ITEM 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
             2880 Junction Ave.
             San Jose, CA 95134

ITEM 2(a)    NAME OF PERSON FILING:
             Advent VII L.P.
             Advent Industrial II L.P.
             Advent New York L.P.
             Advent Atlantic and Pacific II L.P.
             TA Venture Investors L.P.

ITEM 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:
             c/o TA Associates
             125 High Street, Suite 2500
             Boston, MA 02110

ITEM 2(c)    CITIZENSHIP:  Not Applicable

ITEM 2(d)    TITLE OF CLASS OF SECURITIES: Common

ITEM 2(e)    CUSIP NUMBER: 252714 10 0

Item 3: IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4       OWNERSHIP

ITEM 4(a)    AMOUNT BENEFICIALLY OWNED:                      COMMON STOCK
                                                             ------------
             Advent VII L.P.                                          810,920
             Advent Industrial II L.P.                                153,633
             Advent New York L.P.                                      81,091
             Advent Atlantic and Pacific II L.P.                      426,120
             TA Venture Investors L.P.                                 16,328

ITEM 4(b)    PERCENT OF CLASS:                               PERCENTAGE
                                                             ----------
             Advent VII L.P.                                    2.35
             Advent Industrial II L.P.                           .45
             Advent New York L.P.                                .24
             Advent Atlantic and Pacific II L.P.                1.24
             TA Venture Investors L.P.                           .05

ITEM 4(c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
             (i) SOLE POWER TO VOTE OR DIRECT THE VOTE:      COMMON STOCK
                                                             ------------
             Advent VII L.P.                                          810,920
             Advent Industrial II L.P.                                153,633
             Advent New York L.P.                                      81,091
             Advent Atlantic and Pacific II L.P.                      426,120
             TA Venture Investors L.P.                                 16,328

             (ii)  SHARED POWER TO VOTE OR DIRECT THE VOTE:       N/A
             (iii) SOLE POWER TO DISPOSE OR DIRECT THE
                   DISPOSITION:                              COMMON STOCK
                                                             ------------
             Advent VII L.P.                                          810,920
             Advent Industrial II L.P.                                153,633
             Advent New York L.P.                                      81,091
             Advent Atlantic and Pacific II L.P.                      426,120
             TA Venture Investors L.P.                                 16,328

             (iv)  SHARED POWER TO DISPOSE OR DIRECT THE
                   DISPOSITION                                    N/A

ITEM 5:      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6:      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
             Not Applicable

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
          Not Applicable

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          This schedule 13G is filed pursuant to Rule 13d-1(c). For the agreement of group members to a joint filing, see below.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10:  CERTIFICATION: Not Applicable


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGREEMENT FOR JOINT FILING

Advent VII L.P., Advent Industrial II L.P., Advent New York L.P., Advent Atlantic and Pacific II L.P., and TA Venture Investors Limited Partnership hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Diamond Multimedia Systems, Inc.


Dated:


ADVENT VII L.P.
By: TA Associates VII L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT INDUSTRIAL II L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director

ADVENT ATLANTIC AND PACIFIC II L.P.
By: TA Associates AAP II Partners L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director


ADVENT NEW YORK L.P.
By: TA Associates VI L.P., its General Partner
By: TA Associates, Inc. its General Partner

By:
   --------------------------------------------------------
   Katherine S. Cromwell, Managing Director



TA VENTURE INVESTORS LIMITED PARTNERSHIP

By:
   --------------------------------------------------------
   Katherine S. Cromwell, General Partner